

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
Jack B. Chadsey
Chief Executive Officer
iWallet Corporation
7394 Trade Street
 San Diego, California 92121

> **Re:** **iWallet Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 17, 2014**
> **File No. 333-198610**

Dear Mr. Chadsey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend your filing to include all signatures required by Instruction 1. of Form S-1.

Directors and Executive Officers, page 24

2. We note your revised disclosure on page 24 in response to comment 5 of our prior letter. Please revise your disclosure to delete, if true, references to the management conducting a search for a highly qualified individual to join the company as CEO.

Executive Compensation

Compensation Discussion and Analysis, page 25

3.   We note your response to comment 6 of our prior letter. Please include the substance of your response in your filing.

Narrative Disclosure to the Summary Compensation Table, page 26

4.   We note your disclosure that there are currently no employment or compensation agreements in place with any of your named executive offers. However, your disclosure on page 25 references compensation agreements with Mr. LaCalle and Mr. Chadsey. Please advise or revise your disclosure as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director

cc: Via Email
        Joe Laxague, Esq.